URBAN BARNS FOODS INC.

7170 Glover Road
Milner, British Columbia, Canada V0X 1T0

July 9, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate and Finance
100 F Street, N.E.
Washington DC  20549-7010

Re:       Urban Barns Foods Inc. (the “Company”)
Request to Withdraw Registration Statement on Form S-1 (RW)
SEC File Number 333-167286

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), the Company hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-167286), which was filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2010, along with any exhibits (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Company is withdrawing the Registration Statement as current management is reevaluating the structure of the financing.  The Company confirms that no securities have been, or will be, distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

We respectfully request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this matter, please contact Konrad Malik at 604.648.1671, counsel for the Company.

Yours truly,

URBAN BARNS FOODS INC.

Per:       /s/ Jacob Benne
Jacob Benne
President